SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2) *

VALUE LINE, Inc.

 (Name of Issuer)

Common Stock, $.10 PAR VALUE
 (Title of Class of Securities)

920437100
 (CUSIP Number)

Arnold Bernhard & Co., Inc.
Jean Bernhard Buttner
220 East 42nd Street
New York, New York 10017
(212) 907-1500

With a copy to:

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
212-735-3000
 (Name, address and telephone number of person
authorized to receive notices and communications)

February 17, 2010
 (Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person. I.R.S. Identification No. of Above Person Arnold Bernhard & Co., Inc. TIN: 13-1540671
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.		Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,633,733
	8.	Shared Voting Power Zero
	9.	Sole Dispositive Power 8,633,733
	10.	Shared Dispositive Power Zero
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,633,733
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 86.5%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of Above Person Jean Bernhard Buttner
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC of Arnold Bernhard & Co., Inc.
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,633,833
	8.	Shared Voting Power Zero
	9.	Sole Dispositive Power 8,633,833
	10.	Shared Dispositive Power Zero
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,633,833
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 86.5%
14.		Type of Reporting Person IN

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends the Statement on Schedule 13D relating to the Common Stock, $.10 par value (“Common Stock”), of Value Line, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) by Arnold Bernhard & Co., Inc., a New York corporation (“AB & Co.” ), on March 7, 2000, as amended by Amendment No. 1 thereto, filed on December 18, 2000 (the “Schedule 13D”). This Amendment No. 2 adds Jean Bernhard Buttner (“Ms. Buttner” and, together with AB & Co., the “Reporting Persons”) as a filing person because she has beneficial ownership of the shares of Common Stock owned by AB & Co.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

AB & Co. is a New York corporation. The principal business of AB & Co. is to own shares of the Common Stock and to make investments in other securities. The address of the principal office of AB & Co. is 220 East 42nd Street, New York, New York 10017.

Certain information required by this Item 2 concerning Ms. Buttner and the other directors and executive officers of AB & Co. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

Ms. Buttner’s business address is 220 East 42nd Street, New York, New York, 10017. She is the Chairman of the Board, President and Chief Executive Officer of AB & Co. Ms. Buttner is a citizen of the United States.

During the past five years, neither the Reporting Persons nor, to the best knowledge of AB & Co., any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in this Item 2, during the past five years, neither the Reporting Persons nor, to the best knowledge of AB & Co., any of the persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On November 4, 2009, the Company, the Company’s subsidiary, Ms. Buttner and another former officer of the Company settled charges made by the SEC as a result of an investigation regarding the execution of portfolio transactions on behalf of mutual funds managed by the Company (the “Settlement”). Additional information about the Settlement is included in the Form 8-K filed by the Company with the SEC on November 4, 2009 and Item 1 – Note 10 of the Form 10-Q filed by the Company with the SEC on December 15, 2009, each of which is incorporated herein by reference.

The Company and certain of its current and former directors (including Ms. Buttner and another former officer of the Company) are parties to two derivative shareholder’s suits filed in New York County Supreme Court (together the “Litigation”). Additional information about the Litigation is included in Item 1 – Note 10 of the Form 10-Q filed by the Company with the SEC on December 15, 2009, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Ms. Buttner beneficially owns 8,633,833 shares of Common Stock due to her ownership of all of the outstanding voting stock of AB & Co. and her independent acquisition of 100 shares of Common Stock for cash in an open market transaction. Ms. Buttner acquired her shares of AB & Co. voting stock via distribution from her father’s (Arnold Bernhard) estate.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 17, 2010, at a special meeting (the “February 17th Special Meeting”) of the Company’s Board of Directors (the “Board”), the Company’s Acting Chief Executive Officer proposed that the directors increase the size of the Board from nine directors to ten directors, and appoint Messrs. Mitchell E. Appel (“Mr. Appel”), Thomas T. Sarkany (“Mr. Sarkany”) and Stephen Anastasio (“Mr. Anastasio”) to the Board. Messrs. Appel, Sarkany and Anastasio currently serve as Chief Financial Officer, Secretary and Treasurer of the Company, respectively. The Acting Chief Executive Officer of the Company, supported by AB & Co., believes that the Board would benefit by having more Board members who are officers of the Company and are knowledgeable about the Company’s business.

At the February 17th Special Meeting, the Board increased the size of the Board to ten directors, effective immediately, and appointed Messrs. Appel, Sarkany, and Anastasio to the Board, effective immediately.

Except as set forth in this Amendment No. 2, none of the Reporting Persons have any plans or proposals with regard to items (a) through (j), inclusive, of Item 4 to Schedule 13D; however, AB & Co. reserves the right to change its plans and intent, at any time and from time to time, with respect to any of such matters, acting in its capacity as controlling shareholder of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, AB & Co. is the beneficial owner of an aggregate of 8,633,733 shares of Common Stock, which represents approximately 86.5% of the Company’s 9,981,600 outstanding shares of Common Stock as of October 31, 2009 (as reported in the Company’s Quarterly Report on Form 10-Q for quarter ended October 31, 2009). For each of the 8,633,733 shares of Common Stock that AB & Co. beneficially owns, AB & Co. has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, such shares.

As of the date hereof, due to her ownership of 100% of the outstanding voting stock of AB & Co. and her independent purchase of 100 shares of Common Stock, Ms. Buttner beneficially owns an aggregate of 8,633,833 shares of Common Stock, which represents approximately 86.5% of the Company’s 9,981,600 outstanding shares of Common Stock as of October 31, 2009 (as reported in the Company’s Quarterly Report on Form 10-Q for quarter ended October 31, 2009). For each of the 8,633,833 shares of Common Stock that Ms. Buttner beneficially owns, Ms. Buttner has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

99.1         Joint Filing Agreement, dated February 19, 2010, between Arnold Bernhard & Co., Inc. and Jean Bernhard Buttner.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information in this statement is true, complete and correct.

Dated: February 19, 2010

ARNOLD BERNHARD & CO., INC.

By:	/s/ Jean Bernhard Buttner
	Name:	Jean Bernhard Buttner
	Title:	Chairman of the Board, President and Chief Executive Officer

By:	/s/ Jean Bernhard Buttner
Jean Bernhard Buttner

Schedule A

The following table sets forth the names, addresses and principal occupations of the members of the Board of Directors and of the Executive Officers of AB & Co. The business address of each such person is c/o Value Line, Inc., 220 East 42nd Street, New York, New York 10017. Each such person is a citizen of the United States.

Name	Position with AB & Co.	Principal Occupation

Jean Bernhard Buttner	Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of AB & Co.

Edgar A. Buttner	Director	Instructor and Researcher, McLean Hospital

Howard A. Brecher	Vice President, Secretary, Treasurer, General Counsel and Director	Acting Chairman, Acting Chief Executive Officer and Chief Legal Officer of the Company

Marianne B. Asher	Director	Private investor

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 19, 2010, between Arnold Bernhard & Co., Inc. and Jean Bernhard Buttner.